Exhibit 4.63

Agean Traders Inc. and Iguana Shipping Company Ltd.

Omega Building

80 Kifissias Avenue

Maroussi

Athens – 15125

Greece

22 July 2009

Attention: Mr Aristidis Ioannidis

Dear Aris,

Term Loan Facility of up to US$103,200,000 to Aegean Traders Inc. and Iguana Shipping Company Ltd dated 20 June 2008 (“the Loan Agreement”).

Further to our discussions with regard to the breach of clause 14 (Security Cover) of the Loan Agreement, we are pleased to provide the attached indicative terms and conditions to amend the Loan Agreement accordingly. This letter annuls and supersedes our earlier letters of 9 June 2009 and 2 July 2009.

This indicative offer letter is still subject to internal credit approval and to the execution of satisfactory amendment documentation to the Loan Agreement and the Finance Documents. Please sign and return a copy of these terms to us to confirm your acceptance.

Yours sincerely,

/s/ Gavin Doyle	/s/ Carol Street
Gavin Doyle	Carol Street
Managing Director	Associate Director
WestLB AG London Branch	WestLB AG London Branch

Accepted:

/s/ Alexandros Mylonas
Name:	Alexandros Mylonas

Title:	Banking Executive

Place/Date:	Athens, 24 July 2009
For and on behalf of the Borrowers and DryShips Inc.

WestLB AG	Woolgate Exchange	Managing Board:	Branch registered in
London Branch	25 Basinghall Street	Dietrich Voigtlander (Acting Chairman),	England No. BR001899
	London EC2V 5HA	Hubert Beckmann (Vice Chairman)
	Tel: +44 (0)20 7020 2000	Klemens Breuer, Thomas Groß,	Incorporated with limited liability
	Fax: +44 (0)20 7020 2002	Dr. Hans-Jürgen Niehaus, Werner Taiber	in the Federal Republic of Germany
	Telex: 884689		Reg. Amtsgerichte
	SWIFT: WELAGB2L	Head of the Supervisory Board:	Düsseldorf, HRB 42975
	www.westlb.com	Michael Breuer	Münster, HRB 6400

Authorised by Bundesanstalt for Finanzdienstleistungsaufsicht (“BaFin”) and subject to limited regulation by the Financial Services Authority. Details on the extent of our regulation by the Financial Services Authority are available from us on request.

INDICATIVE TERMS AND CONDITIONS FOR

AN AMENDMENT AGREEMENT TO THE FOLLOWING LOAN AGREEMENT:

Term Loan Facility of up to US$103,200,000 to Aegean Traders Inc. and Iguana

Shipping Company Ltd dated 20 June 2008.

1. Waiver Period:	The earlier of a) compliance with all financial covenants (including the original minimum required security cover requirement of 135%) by the Borrowers and Guarantor or b) 18 months after signing of the Amendment Agreement.

2. Security cover:	The minimum required security cover shall be suspended for the duration of the Waiver Period.

3. Financial Covenants:	With reference to Clause 11.15 of the Guarantee:

a) The following two financial covenants shall be suspended for the duration of the Waiver Period:

(i) The Market Adjusted Equity Ratio to be a minimum of 0.2:1

(ii) The Market Value Adjusted Net Worth of the Group to be a minimum of USD 250m.

b) The Interest Coverage Ratio shall be amended so that the ratio shall not be less than 2:1 for the duration of the Waiver Period.

c) The requirement for a minimum liquidity (freely available and unencumbered bank or cash balances) of USD 20m shall remain at all times.

4. Margin:	The Margin shall be increased to 2.0% p.a. for the duration of the Waiver Period.

5. Restructuring fee:	25bps flat on the outstanding Loan, payable upon signing of the Amendment Agreement.

6. Restrictions on further Indebtedness:	No further investments or capital expenditure by the Borrowers or Guarantor allowed during the Waiver Period (other than that used for the maintenance of vessels in the normal course of business) without the consent of the Lender, unless the equity used for such investments or expenditure has been raised from the proceeds of equity offerings.

7. Spin-off/disposal of the offshore business of the Group.	The Guarantor shall only be allowed to dispose of any of its assets on an arm’s-length basis.

The spin-off or other disposal of the offshore business of the Group will not be permitted unless the following conditions are met:

a) The Guarantor to maintain cash of US$80m at the time of the spin-off and after.

b) The Guarantor to be released of all obligations relating to the off-shore business of the Group including the $800m acquisition financing of Ocean Rig ASA but excluding the Guarantor’s credit support guarantee for the pre and post delivery financing of the drillship newbuildings hull nrs 1865 and 1866 arranged by Deutsche Bank AG.

c) The Guarantor must use its best endeavours to be released from its guarantee obligations for the pre and post delivery facility referred to above.

As a Condition Subsequent to the spin-off/disposal, the Guarantor to secure at least 6 months prior to delivery a cash- break-even employment contract, ie operating expenses and debt service fully covered, for at least 2 years for the drillship newbuildings hull nrs 1865 and 1866.
Clause 11 (Undertakings) of the Guarantee shall remain in full force and effect at all other times unless otherwise permitted by the Lender.

8. Restrictions on dividends:	No payment of any cash dividends by the Guarantor during the Waiver Period.

9. Financial statements:	The Borrowers and Guarantor to provide the Lender with monthly updated cashflow statements.

10. Other prepayment/ collateral:	The Group undertakes that it will not provide any prepayment or collateral (cash or cash equivalent) in excess of US$15m aggregate to other lenders unless similar is provided simultaneously to the Lender.

11. Second mortgage:	The Lender reserves the right to be granted a second mortgage over either mv “Oregon” or mv “Mystic” during the Waiver Period. Should neither of these vessels be available for such purpose at the time of any such request by the Lender, or if consent of the first mortgagor is not obtained, an alternative acceptable vessel is to be provided.

12. Expenses:	All costs and expenses (including legal fees) reasonably incurred by the Lender in connection with the preparation, negotiation, printing and execution of the Amendment Agreement and any other document referred to in it shall be paid by the Borrowers promptly on demand whether or not the Amendment Agreement is signed.

This Indicative Term Sheet constitutes an indication of terms and conditions for discussion purposes only. It is not itself a commitment and is issued subject to all internal approvals (including credit committee approvals) of the Lender. The entering into any commitment by the Lender will furthermore be subject to satisfactory completion of due diligence and execution of legal documentation, acceptable to the Lender.

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